Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-147620

December 4, 2007

ChinaEdu Corporation, or ChinaEdu, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents ChinaEdu has filed with the SEC for more complete information about ChinaEdu and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents ChinaEdu has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ChinaEdu, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: Bear Stearns 1-866-803-9204 (calling these numbers is not toll free outside the United States). You may also access ChinaEdu’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1411419/000119312507258396/df1a.htm.

This free writing prospectus amends the registration statement on Form F-1 filed by ChinaEdu on November 26, 2007 replacing the Section “Recent Developments—Financial results for the three months ended September 30, 2007” and the Section “Principal and Selling Shareholders” with the identically titled sections below. ChinaEdu filed an amended registration statement on Form F-1 reflecting these changes on December 4, 2007 and it is available through the Internet address above.

RECENT DEVELOPMENTS

Financial results for the three months ended September 30, 2007

The following is a summary of our selected unaudited consolidated financial results for the three months ended September 30, 2007 compared to our selected unaudited consolidated financial results for the three months ended September 30, 2006 and the three months ended June 30, 2007, respectively. Results for the third quarter of 2007 may not be indicative of our full year results for the year ending December 31, 2007 or future quarterly periods. See “Management Discussion and Analysis of Financial Condition and Results of Operation” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for recent quarterly operating results.

	For the Three Months Ended
	September 30, 2006	June 30, 2007	September 30, 2007
	( in RMB thousands, except percentages)
Consolidated Statement of Operations Data
Net revenue
Online degree programs	41,062	48,645	48,647
International curriculum programs	8,137	6,740	8,957
Online tutoring programs	4,854	5,109	4,351
Private primary and secondary schools	2,725	3,192	3,457

Total net revenue	56,778	63,686	65,412

Cost of revenue
Online degree programs	13,803	11,860	18,557
International curriculum programs	5,042	4,673	7,528
Online tutoring programs	840	1,037	1,031
Private primary and secondary schools	2,302	2,220	2,649

Total cost of revenue	21,987	19,790	29,765

Gross profit
Online degree programs	27,259	36,785	30,090

	For the Three Months Ended
	September 30, 2006	June 30, 2007	September 30, 2007
	( in RMB thousands, except percentages)
Consolidated Statement of Operations Data
International curriculum programs	3,095	2,067	1,429
Online tutoring programs	4,014	4,072	3,320
Private primary and secondary schools	423	972	808

Total gross profit	34,791	43,896	35,647

Gross profit margin
Online degree programs	66.4%	75.6%	61.9%
International curriculum programs	38.0%	30.7%	16.0%
Online tutoring programs	82.7%	79.7%	76.3%
Private primary and secondary schools	15.5%	30.5%	23.4%

Total gross profit margin	61.3%	68.9%	54.5%

Operating expenses
General and administrative	11,208	14,291	20,824
Selling and marketing	4,126	3,235	4,722
Research and development	4,078	4,747	5,605
Impairment of goodwill	—	—	15,970

Total operating expenses	19,412	22,273	47,121

Income (loss) from operations	15,379	21,623	(11,474)

Operating Margin	27.1%	34.0%	(17.5%)
Interest income	242	861	516
Interest expense	(635)	(303)	(674)

Income (loss) before income tax provisions and minority interest	14,986	22,181	(11,632)
Income tax provisions	(1,868)	(3,606)	(2,505)
Minority interest, net of taxes	(7,622)	(6,130)	(5,065)

Net income (loss)	5,496	12,445	(19,202)

Our net revenue for the three months ended September 30, 2007 was RMB65.4 million, compared to net revenue of RMB63.7 million for the three months ended June 30, 2007 and RMB56.8 million for the three months ended September 30, 2006. Given our current business mix, our net revenue for the second and third quarters typically shows little change from period to period because most of our revenue is from our online degree programs, which is recognized over a six-month period that covers both quarters.

Our gross profit for the three months ended September 30, 2007 was RMB35.6 million, compared to gross profit of RMB43.9 million for the three months ended June 30, 2007 and RMB34.8 million for the three months ended September 30, 2006. Our gross profit from online degree programs for the three months ended September 30, 2007 was RMB30.1 million, compared to gross profit of RMB36.8 million for the three months ended June 30, 2007 and RMB27.3 million for the three months ended September 30, 2006. Our gross profit for the three months ended September 30, 2007 was adversely affected by the following factors:

•

a substantial increase in cost of revenues during the quarter, which was primarily attributable to performance-based cash compensation paid by one of our online degree program collaborative alliances to its management and other employees,

•

the payment of approximately RMB1.0 million as reimbursement to a former employee for salaries and benefits for employees in our international curriculum programs that were incurred in prior years and advanced by such former employee but which he did not claim until the quarter ended September 30, 2007,

•	higher expenses for student summer travel programs in our FEC program, and

•	higher levels of expenses for student recruitment, course work development and academic support in our online degree programs.

We expect to experience similar or higher costs of revenues for the three months ending December 31, 2007. As a result of the foregoing, our gross profit margin for the three months ended September 30, 2007 was 54.5%, compared to our gross profit margin of 68.9% for the three months ended June 30, 2007 and 61.3% for the three months ended September 30, 2006, and our gross profit margin from online degree programs for the three months ended September 30, 2007 was 61.9%, compared to 75.6% for the three months ended June 30, 2007 and 66.4% for the three months ended September 30, 2006.

Our loss from operations for the three months ended September 30, 2007 was RMB11.5 million, compared to income from operations of RMB 21.6 million for the three months ended June 30, 2007 and income from operations of RMB 15.4 million for the three months ended September 30, 2006. In addition to the decline in gross profit described above, our loss from operations for the three months ended September 30, 2007 was primarily attributable to the following factors:

•

We incurred a goodwill impairment charge of RMB16.0 million. This impairment charge relates to our FEC program, as our management has significantly adjusted downward our profitability forecast for this portion of our business. We now expect future net revenue from our FEC program to be lower than we had previously forecast because of lower student numbers and lower per student amounts payable to us under our contractual arrangements with participating schools. These developments are the result of increased competition, increased bargaining power of the schools participating in the program and our expansion of the program into less affluent areas of China, where tuition fees tend to be lower. In addition to these charges, we expect that these developments will adversely affect the future financial results for our FEC program.

•

We wrote off delinquent receivables of approximately RMB4 million, which contributed to our higher level of general and administrative expenses. These write-offs include a receivable of approximately RMB2.6 million payable to our subsidiary that operates our FEC program by Beijing National Education Investment Limited, or Beijing National, the entity from which we acquired the FEC program. This amount was related to tuition payments made by FEC program participants prior to our acquisition of the program. We also wrote off a receivable of approximately RMB1 million due from Beijing National to our subsidiary that operates our BCIT program. This amount relates to loans by this entity to Beijing National made prior to our acquisition of it. The accounts receivable that we wrote off also include RMB0.4 million related to the overpayment of a dividend by our subsidiary that operates our FEC program to Beijing National. This dividend overpayment was made in 2006, when Beijing National was a minority shareholder of that entity; we have subsequently acquired all of the equity interest in that entity. We have written these amounts off as our management now believes that they are unlikely to be collectable as we have a dispute with the owner of Beijing National, see “Business—Legal Proceedings.”

•

We incurred a write-down of fixed assets attributable to our online tutoring business of approximately RMB0.7 million, which contributed to our higher level of general and administrative expenses . This write-down was made following our identification of equipment redundancies in the course of our due diligence done in connection with our planned acquisition of the minority shareholder’s interest in our online tutoring business.

•

We incurred higher levels of operating expenses, including higher general and administrative expenses due to higher expenses for professional services, consisting primarily of expenses for certain accounting services that we outsourced to a third party and for service fees related to our adoption of a new accounting standard, and higher selling and marketing expenses for our online tutoring business due to a new advertising campaign.

As a result of the above factors, our net loss for the three months ended September 30, 2007 was RMB19.2 million, compared to net income of RMB12.4 million for the three months ended June 30, 2007 and net income of RMB5.5 million for the three months ended September 30, 2006.

Our total shareholders’ equity was RMB321.2 million as of September 30, 2007 compared to RMB331.1 million as of June 30, 2007.

Principal and Selling Shareholders

The following table sets forth information, as of the date of this prospectus and assuming the conversion of all preferred shares into ordinary shares, with respect to the beneficial ownership of our ordinary shares by:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	each shareholder participating in this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

	Ordinary shares beneficially owned prior to this offering		Shares to be sold by selling shareholders in the offering	Shares beneficially owned after this offering(1)
	Number(2)	%(3)		Number(2)	%(3)
Directors and Executive Officers

Julia Huang(4)	1,220,260	2.39	—	1,220,260	1.81
Shawn Ding(5)	1,286,927	2.52	—	1,286,927	1.91
Shasha Chang(6)	3,377,336	6.61	—	3,377,336	5.00
Xiaohong Chen(7)	10,132,934	19.82	—	10,132,934	15.01
Zonglian Gu	*	*	—	*	*
Changqing Xie	*	*	—	*	*
All directors and executive officers as a group	16,517,457	32.31	—	16,517,457	24.47

Principal and Selling Shareholders

Tiger Global(8)	10,132,934	19.82	—	10,132,934	15.01
Qing Li(9)	3,530,534	6.91	—	3,530,534	5.23
The McGraw-Hill Companies, Inc.(10)	3,377,336	6.61	—	3,377,336	5.00
Level Global Overseas Master Fund, Ltd.(11)	3,189,189	6.24	1,312,791	1,876,398	2.78
Right Union Investment Limited(12)	2,903,690	5.68	—	2,903,690	4.30
IDG Technology Venture Investments, LP(13)	2,300,000	4.50	946,767	1,353,233	2.01
UOB Venture Technology Investments Ltd.(14)	1,371,036	2.68	531,999	839,037	1.24
Newfoundland Opportunity Limited(15)	1,035,660	2.03	426,318	609,342	0.90
Smart Master International Limited(16)	884,718	1.73	330,756	553,762	0.82
EcoChina Investments LLC(17)	750,000	1.47	339,393	410,607	0.61
MMFI CAPI Venture Investments Limited(18)	500,000	0.98	203,976	296,024	0.44

*	Director or executive officer who beneficially owns less than 1% of our ordinary shares.
(1)	Assumes that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment options in full, in part or not at all.

(2)	Beneficial ownership of each listed person includes the shares such person has the right to acquire within 60 days after the date of this prospectus. (3) Percentage of beneficial ownership of each listed person prior to the offering is based on 51,123,781 ordinary shares outstanding as of the date of this prospectus, including ordinary shares convertible from our preferred shares, as well as the ordinary shares underlying options exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on 67,491,781 ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying options exercisable by such person within 60 days of the date of this prospectus.
(4)	Consists of 1,220,260 ordinary shares underlying stock options from us held by South Lead Technology Limited, a British Virgin Islands company, and exercisable by South Lead Technology Limited within 60 days of the date of this prospectus. Ms. Huang is the beneficial owner of all the outstanding stock of South Lead Technology Limited.
(5)	Represents ordinary shares underlying stock options exercisable within 60 days of the date of this prospectus held by Mr. Ding through his wholly-owned British Virgin Islands Company, Moral Known Industrial Limited.
(6)	Represents 3,377,336 ordinary shares issuable upon conversion of the same number of preferred shares held by The McGraw-Hill Companies, Inc. Ms. Chang is the general manager of the China division of The McGraw-Hill Companies, Inc. Ms. Chang disclaims beneficial ownership of all of our shares held by The McGraw-Hill Companies, Inc., except to the extent of her pecuniary interest therein.
(7)	Represents 8,357,884 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,766,873 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global Private Investment Partners II, L.P., a Cayman Islands limited partnership, and 6,750 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,427 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global II, L.P., a Delaware limited partnership. Ms. Chen is managing partner at Tiger Global Private Investment Partners II, L.P. Ms. Chen disclaims beneficial ownership of all of our shares held by entities affiliated with Tiger Global Private Investment Partners II, L.P., except to the extent of her pecuniary interest therein.
(8)	Represents 8,357,884 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,766,873 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global Private Investment Partners II, L.P., a Cayman Islands limited partnership, and 6,750 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 1,427 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus, held by Tiger Global II, L.P., a Delaware limited partnership. Tiger Global PIP Performance II, L.L.C., a Delaware limited liability company, is the general partner of Tiger Global Private Investment Partners II, L.P. and Tiger Global Performance, L.L.C., a Delaware limited liability company, is the general partner of Tiger Global II, L.P. Mr. Charles P. Coleman III, a U.S. citizen, is a managing member of each of Tiger Global PIP Performance II, L.L.C. and Tiger Global Performance, L.L.C. Mr. Charles P. Coleman disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein.
(9)	Represents 2,000,000 ordinary shares held by MLP Holdings Limited, a British Virgin Islands company, which shares were acquired by MLP Holdings Limited upon the exercise of options transferred to MLP Holdings Limited by Julia Huang, 1,466,267 ordinary shares held by New Value Technology Limited, a British Virgin Islands company, 1,200,000 shares of which were acquired by New Value Technology Limited upon the exercise of options transferred to New Value Technology Limited by Shawn Ding, and 266,267 shares of which were acquired by New Value Technology Limited in March 2007, and 64,267 ordinary shares underlying stock options from us held by Ms. Li and exercisable by Ms. Li within 60 days of the date of this prospectus. Ms. Li is the sole shareholder of each of MLP Holdings Limited and New Value Technology Limited. As of June 30, 2007, we have granted options to purchase 96,400 ordinary shares to Qing Li in exchange for consulting services performed by Qing Li to us. See “Management—Share-Based Compensation Plans.”
(10)	Represents 3,377,336 ordinary shares issuable upon conversion of the same number of preferred shares.
(11)	Represents 2,702,703 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 486,476 ordinary shares, which warrants are exercisable within 60 days of the date of this prospectus. Level Global Investors, L.P., a Delaware limited partnership, is the manager of Level Global Overseas Master Fund, Ltd. Level Global, L.L.C., a Delaware limited liability company, is the general partner of Level Global Investors, L.P. If the over-allotment option is exercised by the underwriters, Level Global Overseas Master Fund, Ltd. will sell up to an additional 280,881 ordinary shares.
(12)	Represents 2,033,733 ordinary shares and 869,957 ordinary shares issuable upon conversion of the same number of preferred shares.
(13)	Represents 2,300,000 ordinary shares issuable upon conversion of the same number of preferred shares. If the over-allotment option is exercised by the underwriters, IDG Technology Venture Investments, LP will sell up to an additional 166,785 ordinary shares.
(14)	Represents 1,249,414 ordinary shares issuable upon conversion of the same number of preferred shares and warrants to purchase 121,621 ordinary shares, which warrants are exercisable in full within 60 days of the date of this prospectus. UOB Technology Investments Ltd. will not sell additional ordinary shares if the over-allotment option is exercised by the underwriters.
(15)	If the over-allotment option is exercised by the underwriters, Newfoundland Opportunity Limited will sell up to an additional 75,102 ordinary shares.
(16)	If the over-allotment option is exercised by the underwriters, Smart Master International Limited will not sell additional ordinary shares.
(17)	Represents 750,000 ordinary shares issuable upon conversion of the same number of preferred shares. If the over-allotment option is exercised by the underwriters, EcoChina Investments LLC will sell up to an additional 60,435 ordinary shares.
(18)	Represents 500,000 ordinary shares issuable upon conversion of the same number of preferred shares. If the over-allotment option is exercised by the underwriters, MMFI CAPI Venture Investments Limited will sell up to an additional 30,597 ordinary shares.

As of the date of this prospectus, 3,484,607, 3,800,000, 3,384,086, 2,702,703 and 2,108,034, respectively, of our ordinary shares, and Series A, B, C and D preferred shares, or warrants to acquire such shares that are exercisable within 60 days of the date of this prospectus, are held by record holders in the United States, which represent 8.7%, 9.5%, 8.4%, 6.7% and 5.2%, respectively, of our total share capital. We have a total of 20 record holders in the United States.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering.

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